

January 28, 2011

Kay Krill, President
AnnTaylor Stores Corporation
7 Times Square
New York, New York 10036

> **Form 10-K for the Fiscal Year Ended January 30, 2010**
> **Supplemental Response Filed November 12, 2010**
> **File No. 1-10738**

Dear Ms. Krill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 30, 2010

1. We note that you have filed Exhibit 10.5 to include the schedule. However, we note that the information in the schedule is to be determined. We direct your attention to Instruction 1 to Item 601(b)(10) of Regulation S-K. Since the agreement omits the performance metrics, which are material to understanding the plan, please confirm that you will file with your next periodic report the individual agreements.

Kay Krill, President
AnnTaylor Stores Corporation
January 28, 2011
Page 2

        Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202)551-3357 with any questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel and
                                        Health Care Services

cc: Kay Krill, President
        Via facsimile to (212) 457-2252